SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2007

PROGEN PHARMACEUTICALS LIMITED

(Translation of registrant’s name into English)

16 Benson St, Toowong.  Queensland 4066, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached as Exhibit 99.1 is a copy of the Company’s Announcement “Progen Pharmaceuticals Allots Shares and Options”, dated June 27, 2007.  Attached as Exhibits 99.2 are copies of the Company’s Appendix 3Y Change of Director’s Interest Notice, dated June 27, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Progen Pharmaceuticals Limited

Date: June 27, 2007	By: Linton Burns, Company Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Copy of Company’s Announcement “Progen Pharmaceuticals Allots Shares and Options” dated June 27, 2007.
99.2	Copies of the Company’s Appendix 3Y “Change of Director’s Interest Notice” dated June 27, 2007.